

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Iain Brown
Chief Financial Officer
Mural Oncology Ltd
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

>   **Re: Mural Oncology Ltd**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form 10**
>   **Submitted July 14, 2023**
>   **CIK No. 0001971543**

Dear Iain Brown:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10 as Confidentially Submitted on July 14, 2023

Business, page 105

1.   We note your response to prior comment 6, which we reissue in part.   There are still numerous instances throughout the Information Statement where information presented in your tables and figures appears to be printed in type that is too small to read. Even with enhanced pixilation, such text is not legible. Please revise to ensure any included figures and graphics can be read. By way of example only and not limitation, we note the following:
        •   Text in the leftmost blue columns and in the "Indication" and "Dosing" columns of

        your pipeline overview and discovery programs tables on page 112
- Text related to Part C in the dose expansion figure on page 116
- Line items on the x and y axes in many of your tables, such as on pages 120 and 121.

Safety Observations, page 122

2. We note your response to to prior comment 11 and the distinction between the severity of adverse events as graded by the CTCAE and as defined by the FDA. Please disclose all serious adverse events observed in ARTISTRY-1 meeting the FDA definition and quantify the number of each type of event.

Conditions to the Distribution, page 173

3. You disclose that Alkermes in its sole discretion may waive any of the listed conditions to the distribution, including that Alkermes shall have received a private letter ruling from the IRS and a tax opinion from Goodwin Procter LLP. If Alkermes waives any such condition and the changes, such as those resulting from different tax consequences, would be material to Alkermes' shareholders, please tell us how such changes will be communicated to shareholders.

Voting, page 192

4. We note your revisions in response to prior comment 14. We also note your reference to your Constitution and your response letter's reference to Regulation 96 of your Constitution.
- Please file your articles and bylaws or instruments corresponding thereto.
- Additionally, your disclosure is not clear as to when voting is decided on a show of hands if all resolutions put to a vote of a general meeting of shareholders are to be decided on a poll. Please clarify when a show of hands may or will determine the vote. For example, will a show of hands determine the vote of a resolution at a special meeting, for other questions that arise at a meeting for which a poll is not demanded, or any other circumstances?
- Please incorporate risk factor disclosure describing the limitations on shareholder voting rights in cases where show of hands voting can be used.

You may contact Frank Wyman at 202-551-3660 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert E. Puopolo